UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

        The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: Scanner Technologies Corporation
Address of Principal Business Office: 14505 21st Avenue North, Suite 220, Minneapolis MN 55447
Telephone Number (including area code): (763) 476-8271
File Number under the Securities Exchange Act of 1934: 000-08149

        The following is the basis for filing the notification of withdrawal:

        From 1976 to 1989, the Company, f/k/a Southwest Capital Corporation, provided financial services to small businesses through a wholly owned subsidiary, Southwest Capital Investments, Inc. The Company sold the subsidiary in 1990 and has not conducted business as a business development company since that date. Since its merger with a privately held company on July 31, 2002, the Company is in the business of inventing, developing and marketing vision inspection products that are used in the semiconductor industry for the inspection of integrated circuits. The business description included in the Company’s Annual Report on Form 10-KSB as filed on March 15, 2005 is hereby incorporated by reference.

SIGNATURE

        Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Minneapolis and the state of Minnesota on the 27th day of October 2005.

SCANNER TECHNOLOGIES CORPORATION

By:	/s/ Elwin M. Beaty

Elwin M. Beaty, Chief Executive Officer and Chief Financial Officer